UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c)

and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

Overseas Shipholding Group, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

69036R 202, 69036R 103

(CUSIP Number)

August 5, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69036R 202, 69036R 103

1.	Names of Reporting Persons Cyrus Capital Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 49,399,028
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 49,399,028
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,766,268
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 18.0%**
12.	Type of Reporting Person (See Instructions) PN/IA

*	For reporting purposes, the aggregate amount of Class A Common Stock (as defined below) deemed to be beneficially owned by the Reporting Persons (as defined below) is calculated based on an aggregate of 49,399,028 shares of Class A Common Stock and 8,367,240 shares of Class A Common Stock issuable upon the exercise of 8,367,240 Warrants (as defined below), in each case held by such Reporting Persons as of September 10, 2014. The Warrants may be exercised only with the consent of the Issuer (as defined below) and are subject to certain restrictions set forth in the terms of the Warrants and the Issuer’s organizational documents.
**	The applicable percentages beneficially owned by Reporting Persons as shown herein is computed based on an aggregate of 312,315,369 shares of Common Stock, par value $0.01 per share, outstanding as of August 5, 2014, as reported on the Form 8-K of Overseas Shipholding Group, Inc. filed with the Securities and Exchange Commission on August 8, 2014, as well as 8,367,240 Warrants.

CUSIP No. 69036R 202, 69036R 103

1.	Names of Reporting Persons Cyrus Capital Partners GP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 49,399,028
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 49,399,028
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,766,268*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 18.0%**
12.	Type of Reporting Person (See Instructions) OO

*	For reporting purposes, the aggregate amount of Class A Common Stock deemed to be beneficially owned by the Reporting Persons is calculated based on an aggregate of 49,399,028 shares of Class A Common Stock and 8,367,240 shares of Class A Common Stock issuable upon the exercise of 8,367,240 Warrants, in each case held by such Reporting Persons as of September 10, 2014. The Warrants may be exercised only with the consent of the Issuer and are subject to certain restrictions set forth in the terms of the Warrants and the Issuer’s organizational documents.
**	The applicable percentages beneficially owned by Reporting Persons as shown herein is computed based on an aggregate of 312,315,369 shares of Common Stock, par value $0.01 per share, outstanding as of August 5, 2014, as reported on the Form 8-K of Overseas Shipholding Group, Inc. filed with the Securities and Exchange Commission on August 8, 2014, as well as 8,367,240 Warrants.

CUSIP No. 69036R 103, 69036R 202

1.	Names of Reporting Persons Stephen C. Freidheim
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 49,399,028
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 49,399,028
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,766,268*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 18.0%**
12.	Type of Reporting Person (See Instructions) IA

*	For reporting purposes, the aggregate amount of Class A Common Stock deemed to be beneficially owned by the Reporting Persons is calculated based on an aggregate of 49,399,028 shares of Class A Common Stock and 8,367,240 shares of Class A Common Stock issuable upon the exercise of 8,367,240 Warrants, in each case held by such Reporting Persons as of September 10, 2014. The Warrants may be exercised only with the consent of the Issuer and are subject to certain restrictions set forth in the terms of the Warrants and the Issuer’s organizational documents.
**	The applicable percentages beneficially owned by Reporting Persons as shown herein is computed based on an aggregate of 312,315,369 shares of Common Stock, par value $0.01 per share, outstanding as of August 5, 2014, as reported on the Form 8-K of Overseas Shipholding Group, Inc. filed with the Securities and Exchange Commission on August 8, 2014, as well as 8,367,240 Warrants.

SCHEDULE 13G

This Schedule 13G (“Schedule 13G”) is being filed on behalf of (i) Cyrus Capital Partners, L.P. (“CCP”), a Delaware limited partnership, (ii) Cyrus Capital Partners GP, L.L.C. (“CCP GP”), a Delaware limited liability company, as general partner of CCP, and (iii) Stephen C. Freidheim, the principal of CCP GP (each a “Reporting Person” and collectively, the “Reporting Persons”). CCP serves as an advisor to certain private investment funds, entities and managed accounts (the “Cyrus Funds”). This Schedule 13G relates to the shares of Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”) of Overseas Shipholding Group, Inc., a Delaware corporation (“OSG” or the “Issuer”), and Warrants exercisable for Class A Common Stock (“Warrants”).

Item 1.

	(a)	Name of Issuer: Overseas Shipholding Group, Inc.

	(b)	Address of Issuer’s Principal Executive Offices: 1301 Avenue of the Americas, 42nd Floor, New York, New York 10019

Item 2.
	(a)	Name of Persons Filing: (i) Cyrus Capital Partners, L.P. (ii) Cyrus Capital Partners GP, L.L.C. (iii) Stephen C. Freidheim

	(b)	Address of Principal Business Office or, if none, Residence: For all Reporting Persons: 339 Park Avenue, 39th Floor, New York, New York 10022

	(c)	Citizenship: (i) CCP is a Delaware limited partnership. (ii) CCP GP is a Delaware limited liability company. (iii) Stephen C. Freidheim is a United States citizen.

	(d)	Title of Class of Securities: Class A Common Stock, par value $0.01 per share

	(e)	CUSIP Number: 69036R 202, 69036R 103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☒	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

	(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

(a)

Amount beneficially owned:

CCP, CCP GP, as general partner of CCP and Stephen C. Freidheim, the principal of CCP GP, may be deemed to have shared control with respect to (and therefore beneficially own) 57,766,268 shares of Class A Common Stock held by the Cyrus Funds (based on an aggregate of 49,399,028 shares of Class A Common Stock and 8,367,240 shares of Class A Common Stock issuable upon the exercise of 8,367,240 Warrants.

(b)

Percent of class:

18.0% (the percentage of the class beneficially owned by Reporting Persons as shown herein is computed based upon an aggregate of 312,315,369 shares of Common Stock, par value $0.01 per share, outstanding as of August 5, 2014, as reported on the Form 8-K of OSG filed with the Securities and Exchange Commission on August 8, 2014, as well as 8,367,240 Warrants).

	(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 0

(ii)	Shared power to vote or to direct the vote 49,399,028 (See Item 4(a))

(iii)	Sole power to dispose or to direct the disposition of 0

(iv)	Shared power to dispose or to direct the disposition of 49,399,028 (See Item 4(a))

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
See Item 4(a).

Item 8. Identification and Classification of Members of the Group.
Not applicable.

Item 9. Notice of Dissolution of Group.
Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Exhibits Exhibit 99.1

Joint Filing Agreement, dated September 9, 2014, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 10, 2014

Cyrus Capital Partners, L.P.

By:	/s/ Thomas Stamatelos
Name: Thomas Stamatelos Title: Authorized Signatory

Cyrus Capital Partners GP, L.L.C.

By:	/s/ Stephen C. Freidheim
Name: Stephen C. Freidheim Title: Manager

/s/ Stephen C. Freidheim
Stephen C. Freidheim